Exhibit 99.2

NEWS RELEASE

Trading Symbol: TSX: SVM

SILVERCORP NET INCOME $30.2 MILLION, $0.18 PER SHARE, UP 284% FOR FIRST THREE QUARTERS OF FISCAL 2017

VANCOUVER, British Columbia – February 2, 2017 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) reported its financial and operating results for the third quarter and nine months ended December 31, 2016. All amounts are expressed in US Dollars.

HIGHLIGHTS FOR THE THREE QUARTERS ENDED DECEMBER 31, 2016

  Net income attributable to equity shareholders of $30.2 million, or $0.18 per share, up 284% compared with net income attributable to equity shareholders of $7.9 million or $0.05 per share in the prior year period;

  Silver, lead and zinc metals sold up 28%, 32%, and 22%, respectively, from the prior year period, to approximately 5.2 million ounces silver, 56.1 million pounds lead, and 16.8 million pounds zinc;

  Silver production for the three quarters has already surpassed the Fiscal 2017 annual production guidance by approximately 2%;

  Sales of $129.4 million, up 46% compared to $88.5 million in the prior year period;

  A 15%, 16%, and 15% increase in the head grades of silver, lead, and zinc compared to the prior year period;

  A 13%,13%, and 23% increase in the net realized selling prices of silver, lead, and zinc compared to the prior year period;

  Gross margin improved to 54% from 34% in the prior year period;

  Cash flows from operations of $75.6 million, or $0.44 per share, an increase of $48.1 million compared to $27.5 million, or $0.16 per share in the prior year period;

  Cash production cost per tonne1 of decreased by 14% to $59.26 from $69.12 in the prior year period;

  Cash cost per ounce of silver1, net of by-product credits, of negative $2.88, compared to $1.26 in the prior year period;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $3.96, compared to $10.27 in the prior year period; and

  Ended the period with $97.4 million in cash and short term investments, an increase of $35.4 million or 60% compared to $62.0 million as at March 31, 2016.

[1] Non-IFRS measure

HIGHLIGHTS FOR THE THIRD QUARTER FISCAL 2017 (“Q3 FISCAL 2017”)

  Net income attributable to equity shareholders of $13.1 million, or $0.08 per share, up 294% compared with net income attributable to equity shareholders of $3.3 million or $0.02 per share in the prior year quarter;

  Silver, lead and zinc metals sold up 22%, 29%, and 21%, respectively, from the prior year quarter, to approximately 1.7 million ounces silver, 19.5 million pounds lead, and 5.7 million pounds zinc;

  Sales of $47.8 million, up 64% compared to $29.1 million from the prior year quarter;

  A 5%, 9%, and 15% increase in the head grades of silver, lead, and zinc compared to the prior year quarter;

  A 15%, 52%, and 83% increase in the net realized selling prices of silver, lead, and zinc compared to the prior year quarter;

  Gross margin improved to 58% from 33% in the prior year quarter;

  Cash flows from operations of $28.3 million, an increase of $18.7 million compared to $9.6 million in the prior year quarter;

  Cash production cost per tonne of $60.51, down 8% compared with $65.59 in the prior year quarter;

  Cash cost per ounce of silver, net of by-product credits, of negative $5.48, compared to $0.90 in the prior year quarter; and

  All-in sustaining cost per ounce of silver, net of by-product credits, of $1.87, compared to $7.72 in the prior year quarter.

FINANCIALS

Net income attributable to the shareholders of the Company in Q3 Fiscal 2017 was $13.1 million, or $0.08 per share, up 294% compared to $3.3 million, or $0.02 per share in Q3 Fiscal 2016.

In the current quarter, the Company’s financial results were mainly impacted by the following: i) improved head grades yielded higher silver, lead, zinc sales, up 5%, 9% and 15%, respectively; ii) a 8% decrease in total production costs per tonne of ore processed; and iii) the increase of metals prices, as the realized selling price for silver, lead, and zinc increased by 15%, 52% and 83%, respectively, compared to the same prior year quarter.

Sales in Q3 Fiscal 2017 were $47.8 million, up 64% compared to $29.1 million in Q3 Fiscal 2016. Silver and gold sales represented $23.4 million and $0.7 million, respectively, while base metals represented $23.7 million of total sales in this quarter compared to silver, gold and base metals of $16.8 million, $0.4 million, and $11.9 million, respectively, in Q3 Fiscal 2016.

Cost of sales in Q3 Fiscal 2017 was $20.1 million compared to $19.5 million in Q3 Fiscal 2016. The cost of sales included $14.9 million (Q3 Fiscal 2016 - $13.5 million) cash costs and $5.2 million (Q3 Fiscal 2016 - $6.0 million) depreciation, amortization and depletion charges. The increase of cash cost of sales was mainly due to the increase of metals sold offset by an 8% decrease in cash production costs per tonne of ore processed. The total per tonne ore production cost was $82.19 in Q3 Fiscal 2017, a decrease of 5%, from $86.47 in Q3 Fiscal 2016.

Gross profit margin in Q3 Fiscal 2017 was 58% compared to 33% in Q3 Fiscal 2016. The improvement of gross profit margin was mainly due to: i) a 5%, 9%, and 15% increase in the head grades of silver, lead, and zinc; ii) a 5% decrease in per tonne ore production costs; and iii) the increase of metal prices. Ying Mining District’s gross profit margin was 61% compared to a 40% gross profit margin in the same prior year quarter, while GC Mine’s profit margin was 42% compared to a 3% gross profit margin in Q3 Fiscal 2016.

Cash flows provided by operating activities in Q3 Fiscal 2017 were $28.3 million or $0.17 per share compared to $9.6 million or $0.06 per share in Q3 Fiscal 2016. Before changes in non-cash operating working capital, cash flows provided by operating activities were $26.4 million, an increase of $13.9 million or 111%, compared to $12.5 million in Q3 Fiscal 2016 as a result of the improvement of operating earnings.

For the nine months ended December 31, 2016, net income attributable to the shareholders of the Company was $30.2 million, or $0.18 per share, up 284% compared to $7.9 million, or $0.05 per share in the same prior year period; sales were $129.4 million, up 46% from $88.5 million in the same prior year period; and cash flows provided by operating activities were $75.6 million or $0.44 per share compared to $27.5 million or $0.16 per share in the same prior year period. Before changes in non-cash operating working capital, cash flows provided by operating activities for the nine months ended December 31, 2016 were $66.9 million, an increase of $35.9 million or 116%, compared to $31.0 million in the same prior year period.

The Company ended the period with $97.4 million in cash and short term investments, an increase of $35.4 million or 60% compared to $62.0 million as at March 31, 2016.

OPERATIONS AND DEVELOPMENT

In Q3 Fiscal 2017, the Company sold approximately 1.7 million ounces of silver, 19.5 million pounds of lead, and 5.7 million pounds of zinc, up 22%, 29% and 21%, respectively, compared to 1.4 million ounces of silver, 15.1 million pounds of lead, and 4.7 million pounds of zinc in Q3 Fiscal 2016. The increase of metals sold, on a consolidated basis, was mainly due to: i) a 5%, 9%, and 15% increase in the head grades of silver, lead and zinc, resulting largely from the ongoing dilution control measures and operation management improvements; and ii) a 18% increase of ore milled. In addition, as at the end of Q3 Fiscal 2017, the Ying Mining District held 4,656 tonnes of silver-lead concentrate inventories, and the estimated metals contained in silver-lead concentrate were approximately 0.5 million ounces of silver and 5.3 million pounds of lead.

For the nine months ended December 31, 2016, on a consolidated basis, the Company sold approximately 5.2 million ounces of silver, 56.1 million pounds of lead, and 16.8 million pounds of zinc, up 28%, 32% and 22% compared to the same prior year period.

1. Ying Mining District, Henan Province, China

Operational results - Ying Mining District
	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Nine Months ended December 31,
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	2016	2015
Ore Mined (tonne)	171,303	179,194	173,508	99,415	152,230	524,005	490,351
Ore Milled (tonne)	182,259	180,154	167,747	99,203	151,035	530,160	488,248
Head Grades
Silver (gram/tonne)	303	302	308	310	287	305	260
Lead (%)	4.8	4.9	4.4	4.0	4.1	4.7	3.8
Zinc (%)	0.8	1.1	1.1	0.9	0.8	1.0	0.8
Recoveries
Silver (%)	95.1	95.5	95.7	95.0	95.4	95.4	95.0
Lead (%)	96.7	96.3	96.4	96.3	96.6	96.4	95.4
Zinc (%)	47.5	42.9	48.4	57.6	50.2	46.0	53.3
Metal Sales
Silver (in thousands of ounce)	1,555	1,630	1,490	857	1,216	4,675	3,538
Gold (in thousands of ounce)	0.7	1.0	0.9	0.3	0.5	2.6	2.0
Lead (in thousands of pound)	17,269	17,768	14,861	7,379	12,107	49,898	35,563
Zinc (in thousands of pound)	1,210	1,785	1,820	999	1,168	4,815	3,999
Cash mining cost ($ per tonne)	55.21	49.13	52.33	54.63	55.63	52.18	58.25
Total mining cost ($ per tonne)	80.53	76.30	78.64	83.24	78.91	78.46	80.15
Cash milling cost ($ per tonne)	9.09	8.85	10.07	13.70	11.67	9.31	12.06
Total milling cost ($ per tonne)	11.03	10.86	12.25	17.38	14.15	11.35	14.40
Cash production cost ($ per tonne)	68.22	61.79	66.27	71.90	71.29	65.35	74.41

Cash cost per ounce of silver ($)	(4.60)	(2.68)	0.12	2.83	0.25	(2.43)	1.03
All-in sustaining cost per ounce of silver ($)	1.34	2.33	5.80	8.92	6.62	3.11	8.52

Figures may not add due to rounding

In Q3 Fiscal 2017, the total ore mined at the Ying Mining District was 171,303 tonnes, an increase of 13% compared to total ore production of 152,230 tonnes in Q3 Fiscal 2016. Total ore milled at the Ying Mining District in Q3 Fiscal 2017 was 182,259 tonnes, an increase of 21% compared to 151,035 tonnes in Q3 Fiscal 2016. Silver and lead head grades improved by 6% and 16%, respectively, to 303 grams per tonne (“g/t”) for silver and 4.8% for lead from 287 g/t for silver and 4.1% for lead, respectively, in Q3 Fiscal 2016, resulting largely from the ongoing dilution control and operation management improvements. Head grade for zinc was 0.8%, comparable to 0.8% in the prior year quarter.

In Q3 Fiscal 2017, the Ying Mining District sold approximately 1.6 million ounces of silver, 700 ounces of gold, 17.3 million pounds of lead, and 1.2 million pounds of zinc, up 28%, 33%, 43%, and 4% respectively, compared to 1.2 million ounces of silver, 500 ounces of gold, 12.1 million pounds of lead, and 1.2 million pounds of zinc in Q3 Fiscal 2016. The increase in metals sold is mainly due to the improved head grades achieved and higher ore production in the quarter.

Cash mining costs per tonne in Q3 Fiscal 2017 was $55.21, compared to $55.63 in Q3 Fiscal 2016. Cash milling costs in Q3 Fiscal 2017 were $9.09 compared to $11.67 in Q3 Fiscal 2016 with the decrease mainly due to: i) a 15% reduction in per tonne utility costs; ii) a 4% decrease in per tonne labour costs; and iii) the exclusion of mineral resource tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs. Effective July 1, 2016, the mineral resource tax was changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed directly and included in government fee and other taxes.

Cash production cost per tonne of ore processed at the Ying Mining District in Fiscal Q3 2017 was $68.22, a decrease of 4% compared to $71.29 in Q3 Fiscal 2016 as a result of the decrease in both per tonne cash mining and milling costs.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District, was negative $4.60 in Q3 Fiscal 2017 compared to $0.25 in Q3 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above; and, ii) a 111% increase in by-product credits arising from 43% and 4% increases in lead and zinc sold and 50% and 67% increases in net realized lead and zinc selling prices. Sales from lead and zinc accounted for 44% of the total sales at the Ying Mining District in the current quarter, and amounted to $17.7 million, an increase of $9.4 million, compared to $8.3 million in the prior year quarter.

All in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District in Q3 2017 was $1.34 per ounce of silver compared to $6.62 in Q3 Fiscal 2016. The decrease was mainly due to lower per tonne cash production cost and the increase in by-product credits as discussed above, offset by a $1.2 million increase in sustaining capital expenditures.

For the nine months ended December 31, 2016, the total ore mined at the Ying Mining District was 524,005 tonnes, up 7% compared to 490,351 tonnes in the same prior year period. Correspondingly, total ore milled was 530,160 tonnes, up 9% compared to 488,248 tonnes. Average head grades were 305 g/t for silver, 4.7% for lead, and 1.0% for zinc compared to 260 g/t for silver, 3.8% for lead, and 0.8% for zinc, respectively.

During the same time periods, the Ying Mining District sold approximately 4.7 million ounces of silver, 2,600 ounces of gold, 49.9 million pounds of lead, and 4.8 million pounds of zinc, compared to 3.5 million ounces of silver, 2,000 ounces of gold, 35.6 million pounds of lead, and 4.0 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2016, the cash mining costs at the Ying Mining District was $52.18 per tonne, a decrease of 10% compared to $58.25 per tonne in the same prior year period.

The cash milling cost was $9.31 per tonne, a decrease of 23% compared to $12.06 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District, for the nine months ended December 31, 2016, were negative $2.43 and $3.11 respectively, compared to $1.03 and $8.52 in the same prior year period.

In Q3 Fiscal 2017, approximately 36,756 meters (“m”) of underground diamond drilling (Q3 Fiscal 2016 – 21,223 m) and 4,900 m of preparation tunnelling (Q3 Fiscal 2016 – 4,231 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 17,823 m of horizontal tunnel, raise, and declines (Q3 Fiscal 2016 – 13,893 m) were completed and capitalized. Total capitalized exploration and development expenditures in Q3 Fiscal 2017 for the Ying Mining District were $5.7 million compared to $4.6 million in Q3 Fiscal 2016.

For the nine months ended December 31, 2016, approximately 71,794 m of underground diamond drilling (same prior year period – 60,435 m) and 15,069 m of preparation tunnelling (same prior year period – 16,460 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 50,500 m of horizontal tunnel, raise, and declines (same prior year period – 49,452 m) were completed and capitalized. Total capitalized exploration and development expenditures for the nine months ended December 31, 2016 for the Ying Mining District were $15.4 million compared to $16.4 million in same prior year period. The Company also paid $1.3 million to renew the mining permit for TLP and LM mine and $8.7 million to retire the mineral right fee payable incurred in prior years for the mining permit for the SGX mine.

2. GC Mine, Guangdong Province, China

Operational results - GC Mine	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Nine Months ended December 31
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	2016	2015
Ore Mined (tonne)	81,481	74,692	64,349	50,014	71,288	220,522	207,561
Ore Milled (tonne)	81,080	76,100	63,587	50,124	71,593	220,767	206,738
Head Grades
Silver (gram/tonne)	89	96	99	92	97	94	97
Lead (%)	1.4	1.6	1.5	2.0	1.9	1.5	1.6
Zinc (%)	2.8	2.8	2.9	2.7	2.6	2.9	2.5
Recovery Rates
Silver (%)	75.4	76.2	76.8	79.1	80.2	76.2	78.3
Lead (%)	85.5	86.6	86.9	84.9	88.3	86.3	88.5
Zinc (%)	86.5	86.4	85.8	82.6	81.2	86.3	82.4
Metal Sales
Silver (in thousands of ounce)	179	183	149	118	210	511	519
Lead (in thousands of pound)	2,214	2,163	1,860	1,970	3,021	6,237	7,072
Zinc (in thousands of pound)	4,478	4,106	3,407	2,576	3,525	11,991	9,726
Cash mining cost ($ per tonne)	31.34	28.61	33.50	26.24	38.22	31.04	41.13
Total mining cost ($ per tonne)	38.90	36.78	41.91	34.76	46.52	39.05	49.33
Cash milling cost ($ per tonne)	13.09	12.94	15.60	16.99	15.16	13.76	15.49
Total milling cost ($ per tonne)	15.50	15.57	18.81	20.67	17.30	16.47	17.72
Cash production cost ($ per tonne)	44.43	41.55	49.10	43.23	53.38	44.80	56.62

Cash cost per ounce of silver ($)	(13.11)	(6.39)	(0.28)	(2.24)	4.62	(6.96)	2.78
All-in sustaining cost per ounce of silver ($)	(6.12)	(1.49)	4.76	1.19	9.80	(1.29)	10.54

* Figures may not add due to rounding

In Q3 Fiscal 2017, the Company mined 81,481 tonnes of ore at the GC Mine, an increase of 14% compared to 71,288 tonnes in Q3 Fiscal 2016. Total ore milled at the GC Mine in Q3 Fiscal 2017 was 81,080 tonnes, an increase of 13% compared to 71,593 tonnes in Q3 Fiscal 2016. Head grades were 89 g/t for silver, 1.4% for lead and 2.8% for zinc, compared to 97 g/t for silver, 1.9% for lead and 2.6% for zinc in Q3 Fiscal 2016.

Cash mining cost was $31.34 in Q3 Fiscal 2017 compared to $38.22 in Q3 Fiscal 2016. The decrease of cash mining costs arose mainly because approximately 29% of the ore was by-product ore from exploration tunnelling or extracted from previously mined stopes for which direct mining costs were paid in prior periods, and the only cost involved was to ship the ore to the mill. The cash milling cost per tonne was $13.09, compared to $15.16 in Q3 Fiscal 2016, with the decrease mainly due to the exclusion of mineral resource tax from milling costs as discussed above.

Correspondingly, cash production cost per tonne of ore processed at the GC Mine was $44.43, a decrease of 17% compared to $53.38 in Q3 Fiscal 2016 as a result of the decrease in both per tonne cash mining and milling cost.

In Q3 Fiscal 2017, the GC Mine sold approximately 4.5 million pounds of zinc, an increase of 27%, compared to 3.5 million pounds of zinc in the prior year quarter as a result of the 6% increase in zinc head grade and higher output. Silver and lead sold at the GC Mine decreased by 15% and 27% to approximately 0.2 million ounces of silver and 2.2 million pounds of lead, respectively, compared to 0.2 million ounces of silver and 3.0 million pounds of lead sold in Q3 Fiscal 2016, with the decrease mainly due to lower head grades and recovery rates.

Cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $13.11 in Q3 Fiscal 2017 compared to $4.62 in Q3 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above; and, ii) a 68% increase in by-product credits, mainly arising from more zinc sold and higher lead and zinc prices. Sales from lead and zinc accounted for 75% of the total sales at the GC Mine in the current quarter, and amounted to $5.9 million, an increase of $2.5 million, compared to $3.4 million in the prior year quarter.

All in sustaining costs per ounce of silver, net of by-product credits, at the GC Mine in Q3 2017 was negative $6.12, compared to $9.80 in Q3 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs and the increase of by-product credits as discussed above; and, ii) a $0.2 million decrease in sustaining capital expenditures.

For the nine months ended December 31, 2016, the total ore mined at the GC Mine was 220,522 tonnes, an increase of 6% compared to 207,561 tonnes in the same prior year period. Correspondingly, total ore milled was 220,767 tonnes, an increase of 7% compared to 206,738 milled in the same prior year period. Average head grades were 94 g/t for silver, 1.5% for lead, and 2.9% for zinc compared to 97 g/t for silver, 1.6% for lead, and 2.5% for zinc, respectively.

During the same time periods, the GC Mine sold approximately 0.5 million ounces of silver, 6.2 million pounds of lead, and 12.0 million pounds of zinc, compared to 0.5 million ounces of silver, 7.1 million pounds of lead, and 9.7 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2016, the cash mining costs at the GC Mine was $31.04 per tonne, a decrease of 25% compared to $41.13 per tonne in the same prior year period. The cash milling cost was $13.76 per tonne, a decrease of 11% compared to $15.49 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by-product credits, at the GC Mine, for the nine months ended December 31, 2016, were negative $6.96 and negative $1.29 respectively, compared to $2.78 and $10.54 in the same prior year period.

In Q3 Fiscal 2017, approximately 3,935 m of underground diamond drilling (Q3 Fiscal 2016 – 4,202 m) and 4,640 m of tunnelling (Q3 Fiscal 2016 – 4,111 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 554 m of horizontal tunnel, raise, and declines (Q3 Fiscal 2016 – 731 m) were completed and capitalized. Total capitalized exploration and development expenditures in Q3 Fiscal 2017 for the GC Mine were $0.5 million compared to $0.3 million in Q3 Fiscal 2016.

For the nine months ended December 31, 2016, approximately 9,489 m of underground diamond drilling (same prior year period – 18,500 m) and 11,976 m of tunnelling (same prior year period –11,847 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,685 m of horizontal tunnel, raise, and declines (same prior year period – 1,239 m)

were completed and capitalized. Total capitalized exploration and development expenditures were $0.9 million compared to $0.8 million in the same prior year period.

FISCAL 2018 PRODUCTION AND CASH COST GUIDANCE IMPROVES OVER PRIOR YEAR GUIDANCE

Silvercorp’s Fiscal 2018 guidance, for both production and cash costs, has improved relative to Fiscal 2017 guidance including a 12% increase in silver production guidance, a 10% increase in lead production guidance, and a 44% decrease in consolidated all-in sustaining cost per ounce of silver guidance. The table below sets out more detailed guidance for fiscal 2018.

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	650,000	275	4.2	0.9
GC Mine	250,000	90	1.5	2.6

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/oz Ag)
Ying Mining District	5.3	56.0	6.0	66.8	4.2
GC Mine	0.4	7.1	12.3	46.1	(1.0)
Consolidated	5.7	63.1	18.3	61.0	5.4
(*)Both AISC and cash cost are non-IFRS measures. AISC refers to all-in sustaining cost per ounce of silver, net of credits from gold,lead, zinc and other metals. Cash cost refers to cash production costs per tonne ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.33, US$1 = RMB¥6.85; metal prices assumptions used are US$17/oz for silver, US$1,185/oz for gold, US$0.98/lb for lead, and US$1.07/lb for zinc.

In Fiscal 2018, the Company expects to produce approximately 900,000 tonnes of ore, yielding 5.7 million ounces of silver, 63.1 million pounds of lead, and 18.3 million pounds of zinc. Fiscal 2018 production guidance represents an increase of approximately 5% in ore production, 12% in silver production, and 10% in lead production compared to the prior year’s guidance released on February 5, 2016. The consolidated all-in sustaining cost (“AISC”) is forecasted to be $5.4 per ounce of silver after credits from gold, lead, zinc and other metals, a decline of 44% compared to guidance of $9.67 for Fiscal 2017.

1.	Ying Mining District, Henan Province, China

In Fiscal 2018, Ying Mining District plans to mine and process 650,000 tonnes of ore averaging 275 g/t silver, 4.2% lead, and 0.9% zinc with expected metal production of 5.3 million ounces of silver, 56.0 million pounds of lead and 6.0 million of zinc. Fiscal 2018 production guidance at the Ying Mining District represents an increase of approximately 6% in both ore production and silver head grade and an increase of 15% in silver production compared to the prior year’s guidance. The cash production cost is expected to be $66.8 per tonne of ore. All-in sustaining cost per ounce of silver is estimated to be $4.2 per ounce of silver, a decline of 48% compared to guidance of $8.13 for Fiscal 2017.

Capital expenditures at the Ying Mining District in Fiscal 2018 are budgeted at $21.5 million, a decline of 29% compared to guidance of $30.2 million for Fiscal 2017. Fiscal 2018 capital expenditures include sustaining capital expenditures of $19.5 million and other capital expenditures of $2.0 million.

2.	GC Mine, Guangdong Province, China

In Fiscal 2018, GC Mine plans to mine and process 250,000 tonnes of ore averaging 90 g/t silver, 1.5% lead and 2.6% zinc with expected metal production of 0.4 million ounces of silver, 7.1 million pounds of lead and 12.3 million pounds of zinc. The cash production cost is expected to be $46.1 per tonne of ore. All in sustaining cash cost at GC Mine is expected to be negative $1.0 per ounce of silver.

Capital expenditures at GC Mine in Fiscal 2018 are budgeted at $1.0 million, which includes sustaining capital expenditures of $0.5 million and other capital expenditures of $0.5 million.

3.	Consolidated AISC

Consolidated all-in sustaining cost is estimated to be $5.4 per ounce of silver with the detailed breakdown as follows:

				Corporate and
Fiscal 2018 AISC Guidance		Ying Mining District	GC Mine	other	Consolidated
Cash production cost		$43,401	$11,528	$-	$54,929
By-production credits		(51,982)	(15,044)	-	(67,026)
Cash cost, net of by-product credits		(8,581)	(3,516)	-	(12,097)
Government fee and other taxes		5,598	873	15	6,486
Reclamation accretion		415	32	42	489
General and administration		5,237	1,730	9,212	16,179
Sustaining captial		19,544	489	-	20,033
All-in sustaining costs, net of by-product credits	A	22,213	(392)	9,269	31,090
Silver production (in thousands of ounces)	B	5,322	393	-	5,715
All-in sustaining cost per ounce of silver, net of by product credits	A/B	$4.2	$(1.0)	$-	$5.4

Alex Zhang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Gordon Neal
Vice President, Corporate Development
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2016 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at December 31,	As at March 31,
	2016	2016
ASSETS
Current Assets
Cash and cash equivalents	$66,974	$41,963
Short-term investments	30,401	19,999
Trade and other receivables	1,080	2,041
Inventories	10,546	8,857
Due from related parties	88	103
Income tax receivable	-	394
Prepaids and deposits	3,577	3,960
	112,666	77,317
Non-current Assets
Long-term prepaids and deposits	698	1,856
Reclamation deposits	4,207	2,301
Investment in an associate	3,171	3,133
Other investments	1,026	287
Plant and equipment	65,313	71,045
Mineral rights and properties	203,107	216,080
TOTAL ASSETS	$390,188	$372,019

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$32,741	$27,457
Bank loan	4,317	4,657
Mine right fee payable	-	3,970
Deposits received	5,547	5,849
Income tax payable	5,648	-
Due to related parties	-	179
	48,253	42,112
Non-current Liabilities
Mine right fee payable	-	5,796
Deferred income tax liabilities	25,128	23,224
Environmental rehabilitation	13,581	14,328
Total Liabilities	86,962	85,460

Equity
Share capital	231,590	230,933
Share option reserve	13,114	12,628
Reserves	25,409	25,409
Accumulated other comprehensive loss	(52,985)	(35,994)
Retained earnings	29,144	562
Total equity attributable to the equity holders of the Company	246,272	233,538

Non-controlling interests	56,954	53,021
Total Equity	303,226	286,559

TOTAL LIABILITIES AND EQUITY	$390,188	$372,019

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2016	2015	2016	2015

Sales	$47,838	$29,081	$129,407	$88,514
Cost of sales	20,100	19,543	59,136	58,692
Gross profit	27,738	9,538	70,271	29,822

General and administrative	3,950	3,140	12,462	13,391
Government fees and other taxes	2,410	1,557	5,866	4,753
Foreign exchange gain	(444)	(716)	(536)	(2,113)
Loss on disposal of plant and equipment	392	95	457	80
Loss on disposal of a subsidiary	-	460	-	460
Share of loss (gain) in associate	126	(65)	(160)	(166)
Impairment of plant and equipment and mineral rights and properties	-	-	181	-
Other income	(201)	(65)	(324)	(179)
Income from operations	21,505	5,132	52,325	13,596

Finance income	647	517	1,615	1,058
Finance costs	(161)	(280)	(685)	(751)
Income before income taxes	21,991	5,369	53,255	13,903

Income tax expense	5,353	1,453	14,091	3,237
Net income	$16,638	$3,916	$39,164	$10,666

Attributable to:
Equity holders of the Company	$13,115	$3,326	$30,167	$7,856
Non-controlling interests	3,523	590	8,997	2,810
	$16,638	$3,916	$39,164	$10,666

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.08	$0.02	$0.18	$0.05
Diluted earnings per share	$0.08	$0.02	$0.18	$0.05
Weighted Average Number of Shares Outstanding - Basic	167,192,640	168,975,392	167,048,582	170,052,392
Weighted Average Number of Shares Outstanding - Diluted	171,284,390	168,975,392	171,115,860	170,052,392

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2016	2015	2016	2015
Cash provided by
Operating activities
Net income	$16,638	$3,916	$39,164	$10,666
Add (deduct) items not affecting cash:
Finance costs	161	280	685	751
Depreciation, amortization and depletion	5,463	6,356	16,812	15,733
Share of loss (gain) in associate	126	(65)	(160)	(166)
Loss on disposal of a subsidiary	-	460	-	460
Impairment of plant and equipment and mineral rights and properties	-	-	181	-
Income tax expense	5,353	1,453	14,091	3,237
Finance income	(647)	(517)	(1,615)	(1,058)
Loss on disposal of plant and equipment	392	95	457	80
Share-based compensation	214	234	654	742
Income taxes paid	(1,115)	(224)	(4,030)	(527)
Interest received	647	517	1,615	1,058
Interest paid	(853)	-	(954)	-
Changes in non-cash operating working capital	1,955	(2,919)	8,656	(3,439)
Net cash provided by operating activities	28,334	9,586	75,556	27,537

Investing activities
Mineral rights and properties
Capital expenditures	(14,897)	(5,427)	(25,605)	(14,157)
Plant and equipment
Additions	(1,433)	(2,604)	(4,556)	(5,594)
Proceeds on disposals	19	202	51	232
Other investments
Acquisition	(782)	-	(782)	-
Proceeds on disposals	-	422	33	422
Reclamation deposit paid	(1,775)	-	(2,160)	(9)
Net purchases of short-term investments	(5,542)	(203)	(11,518)	5,504
Proceeds for sale of a subsidiary	-	11	-	11
Net cash used in investing activities	(24,410)	(7,599)	(44,537)	(13,591)

Financing activities
Related parties
Payments made	-	(1,587)	-	(1,587)
Non-controlling interests
Distribution	-	(1,661)	(1,460)	(1,661)
Cash dividends distributed	(1,585)	-	(1,585)	(1,323)
Proceeds from issuance of common shares	192	-	489	-
Common shares repurchased as part of normal course issuer bid	-	(419)	-	(1,686)
Net cash used in financing activities	(1,393)	(3,667)	(2,556)	(6,257)
Effect of exchange rate changes on cash and cash equivalents	(2,041)	(2,160)	(3,452)	(4,492)

Increase (decrease) in cash and cash equivalents	490	(3,840)	25,011	3,197
Cash and cash equivalents, beginning of the period	66,484	67,216	41,963	60,179
Cash and cash equivalents, end of the period	$66,974	$63,376	$66,974	$63,376

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2016
	Ying Mining District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	171,303	81,481	252,784
Ore Milled (tonne)	182,259	81,080	263,339

+ Mining cost per tonne of ore mined ($)	80.53	38.90	67.12
Cash mining cost per tonne of ore mined ($)	55.21	31.34	47.52
Non cash mining cost per tonne of ore mined ($)	25.32	7.56	19.60

+ Unit shipping costs($)	3.92	-	2.67

+ Milling cost per tonne of ore milled ($)	11.03	15.50	12.40
Cash milling cost per tonne of ore milled ($)	9.09	13.09	10.32
Non cash milling cost per tonne of ore milled ($)	1.94	2.41	2.08

+ Average Production Cost
Silver ($ per ounce)	5.41	5.68	5.67
Gold ($ per ounce)	401	-	434
Lead ($ per pound)	0.37	0.55	0.40
Zinc ($ per pound)	0.32	0.49	0.35
Other ($ per pound)	-	3.99	2.88

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.81)	(8.45)	(2.50)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(4.60)	(13.11)	(5.48)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	1.34	(6.12)	1.87
+ All-in cost per ounce of Silver, net of by-product credits ($)	1.46	(4.77)	2.12

Recovery Rates
Silver (%)	95.1	75.4	92.8
Lead (%)	96.7	85.5	95.4
Zinc (%)	47.5	86.5	70.9

Head Grades
Silver (gram/tonne)	303	89	237
Lead (%)	4.8	1.4	3.7
Zinc (%)	0.8	2.8	1.5

Concentrate in stock
Lead concentrate (tonne)	4,656	10	4,666
Zinc concentate (tonne)	670	29	699

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,555	179	1,734
Gold (in thousands of ounces)	0.7	-	0.7
Lead (in thousands of pounds)	17,269	2,214	19,483
Zinc (in thousands of pounds)	1,210	4,478	5,688
Other (in thousands of pound)	-	28	28

Metal Sales
Silver (in thousands of $)	21,664	1,746	23,410
Gold (in thousands of $)	723	-	723
Lead (in thousands of $)	16,658	2,085	18,743
Zinc (in thousands of $)	995	3,775	4,770
Other (in thousands of $)	-	192	192
	40,040	7,798	47,838
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.93	9.75	13.50
Gold ($ per ounce)	1,033	-	1,033
Lead ($ per pound)	0.96	0.94	0.96
Zinc ($ per pound)	0.82	0.84	0.84

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 51.0% from lead concentrates and 24.4% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 9 of the corresponding management's decision and analysis for reconciliation.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2015
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	152,230	71,288	223,518
Ore Milled (tonne)	151,035	71,593	222,628

+ Mining cost per tonne of ore mined ($)	78.91	46.52	68.58
Cash mining cost per tonne of ore mined ($)	55.63	38.22	50.08
Non cash mining cost per tonne of ore mined ($)	23.28	8.30	18.50

+ Unit shipping costs($)	3.99	-	2.72

+ Milling cost per tonne of ore milled ($)	14.15	17.30	15.16
Cash milling cost per tonne of ore milled ($)	11.67	15.16	12.79
Non cash milling cost per tonne of ore milled ($)	2.48	2.14	2.37

+ Average Production Cost
Silver ($ per ounce)	7.28	9.32	7.91
Gold ($ per ounce)	453	747	508
Lead ($ per pound)	0.38	0.59	0.42
Zinc ($ per pound)	0.33	0.44	0.31
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	4.43	8.86	5.08
+ Total cash cost per ounce of Silver, net of by-product credits ($)	0.25	4.62	0.90

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	6.62	9.80	7.72
+ All-in cost per ounce of Silver, net of by-product credits ($)	8.62	10.31	9.50

Recovery Rates
Silver (%)	95.4	80.2	90.5
Lead (%)	96.6	88.3	94.0
Zinc (%)	50.2	81.2	60.2

Head Grades
Silver (gram/tonne)	287	97	226
Lead (%)	4.1	1.9	3.4
Zinc (%)	0.8	2.6	1.3

Concentrate in stock
Lead concentrate (tonne)	2,931	194	3,125
Zinc concentate (tonne)	240	174	414

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,216	210	1,426
Gold (in thousands of ounces)	0.5	-	0.5
Lead (in thousands of pounds)	12,107	3,021	15,128
Zinc (in thousands of pounds)	1,168	3,525	4,693
Other (in thousands of pound)	-	12,373	12,373

Metal Sales
Silver (in thousands of $)	14,770	2,014	16,784
Gold (in thousands of $)	379	20	399
Lead (in thousands of $)	7,738	1,818	9,556
Zinc (in thousands of $)	572	1,602	2,174
Other (in thousands of $)	-	168	168
	23,459	5,622	29,081
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.14	9.58	11.76
Gold ($ per ounce)	756	768	756
Lead ($ per pound)	0.64	0.60	0.63
Zinc ($ per pound)	0.49	0.45	0.46

1 Ying Mining District i ncludes mines: SGX, TLP, HPG,LM, BCG a nd HZG.
2 GC Silver recovery rate consists of 63.4% from lead concentrates and 16.8% from zinc concentrates .
2 GC Silver sold in zinc concentrates is s ubjected to higher s melter and refining charges which l ower the net silver selling price .
+ Non-IFRS measures, see section 9 of the corresponding management's decision and analysis for reconciliation.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Nine months ended December 31, 2016
	Ying Mining
	District[1]	GC2	Consolidated

Production Data
Mine Data
Ore Mined (tonne)	524,005	220,522	744,527
Ore Milled (tonne)	530,160	220,767	750,927

+ Mining cost per tonne of ore mined ($)	78.46	39.05	66.79
Cash mining cost per tonne of ore mined ($)	52.18	31.04	45.92
Non cash mining cost per tonne of ore mined ($)	26.28	8.01	20.87

+ Unit shipping costs($)	3.86	-	2.72

+ Milling cost per tonne of ore milled ($)	11.35	16.47	12.86
Cash milling cost per tonne of ore milled ($)	9.31	13.76	10.62
Non cash milling cost per tonne of ore milled ($)	2.04	2.71	2.24

+ Average Production Cost
Silver ($ per ounce)	5.97	6.76	6.28
Gold ($ per ounce)	437	-	471
Lead ($ per pound)	0.33	0.49	0.35
Zinc ($ per pound)	0.29	0.47	0.32
Other ($ per pound)	-	0.02	0.02

+ Total production cost per ounce of Silver, net of by-product credits ($)	0.46	(2.32)	0.18
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(2.43)	(6.96)	(2.88)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	3.11	(1.29)	3.96
+ All-in cost per ounce of Silver, net of by-product credits ($)	3.81	(0.63)	4.65

Recovery Rates
Silver (%)	95.4	76.2	93.2
Lead (%)	96.4	86.3	95.2
Zinc (%)	46.0	86.3	68.0

Head Grades
Silver (gram/tonne)	305	94	243
Lead (%)	4.7	1.5	3.7
Zinc (%)	1.0	2.9	1.5

Concentrate in stock
Lead concentrate (tonne)	4,656	10	4,666
Zinc concentate (tonne)	670	29	699

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,675	511	5,186
Gold (in thousands of ounces)	2.6	-	2.6
Lead (in thousands of pounds)	49,898	6,237	56,135
Zinc (in thousands of pounds)	4,815	11,991	16,806
Other (in thousands of pounds)	-	8,579	8,579

Metal Sales
Silver (in thousands of $)	65,953	5,268	71,221
Gold (in thousands of $)	2,682	-	2,682
Lead (in thousands of $)	38,723	4,656	43,379
Zinc (in thousands of $)	3,308	8,514	11,822
Other (in thousands of $)	-	303	303
	110,666	18,741	129,407
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.11	10.31	13.73
Gold ($ per ounce)	1,032	-	1,032
Lead ($ per pound)	0.78	0.75	0.77
Zinc ($ per pound)	0.69	0.71	0.70

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 54.2% from lead concentrates and 22.0% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 9 of the corresponding management's decision and analysis for reconciliation.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Nine months ended December 31, 2015
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	490,351	207,561	697,912
Ore Milled (tonne)	488,248	206,738	694,986

+ Mining cost per tonne of ore mined ($)	80.15	49.33	70.98
Cash mining cost per tonne of ore mined ($)	58.25	41.13	53.16
Non cash mining cost per tonne of ore mined ($)	21.90	8.20	17.82

+ Unit shipping costs($)	4.10	-	2.88

+ Milling cost per tonne of ore milled ($)	14.40	17.72	15.39
Cash milling cost per tonne of ore milled ($)	12.06	15.49	13.08
Non cash milling cost per tonne of ore milled ($)	2.34	2.23	2.31

+ Average Production Cost
Silver ($ per ounce)	7.63	8.98	8.08
Gold ($ per ounce)	487	717	529
Lead ($ per pound)	0.42	0.60	0.45
Zinc ($ per pound)	0.36	0.51	0.38
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	4.50	7.11	4.83
+ Total cash cost per ounce of Silver, net of by-product credits ($)	1.03	2.78	1.26

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	8.52	10.54	10.27
+ All-in cost per ounce of Silver, net of by-product credits ($)	10.08	11.05	11.69

Recovery Rates
Silver (%)	95.0	78.3	90.0
Lead (%)	95.4	88.5	93.4
Zinc (%)	53.3	82.4	61.9

Head Grades
Silver (gram/tonne)	260	97	212
Lead (%)	3.8	1.6	3.2
Zinc (%)	0.8	2.5	1.3

Concentrate in stock
Lead concentrate (tonne)	2,931	194	3,125
Zinc concentate (tonne)	240	174	414

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,538	519	4,057
Gold (in thousands of ounces)	2.0	0.1	2.1
Lead (in thousands of pounds)	35,563	7,072	42,635
Zinc (in thousands of pounds)	3,999	9,726	13,725
Other (in thousands of pound)	-	38,905	38,905

Metal Sales
Silver (in thousands of $)	44,293	5,121	49,414
Gold (in thousands of $)	1,609	43	1,652
Lead (in thousands of $)	24,429	4,630	29,059
Zinc (in thousands of $)	2,347	5,498	7,845
Other (in thousands of $)	-	544	544
	72,678	15,836	88,514
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.52	9.87	12.18
Gold ($ per ounce)	799	789	798
Lead ($ per pound)	0.69	0.65	0.68
Zinc ($ per pound)	0.59	0.57	0.57

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.56% from lead concentrates and 20.72% from zinc concentrates.
2 GC Silver sold in zinc concentrates i s subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 9 of the corresponding management's decision and analysis for reconciliation.